Equal Energy Announces Its Results for the First Quarter
Ended March 31, 2011

Calgary, Alberta – (CNW - May 19, 2011) Equal Energy Ltd. (“Equal” or “the Company”) (TSX: EQU): (NYSE: EQU) is pleased to announce its financial and operating results for the first quarter ended March 31, 2011.

Don Klapko, President and Chief Executive Officer commented “In the first quarter of 2011 Equal continued on its path to enhancing shareholder value through active operations in the field, progress on our legal proceedings in Oklahoma and making improvements to our balance sheet.”

We:
•	resolved our farm-out issues with our former joint venture participant in Oklahoma, freeing us to move forward on liquids rich natural gas resource play on our own;
•	commenced a continuous drilling program in our Hunton play in Oklahoma;
•	continued to be active with the drill bit in Canada with a total of nine wells drilled or drilling at quarter end with an 89% success rate;
•	re-financed our $80 million convertible debt which was maturing at the end of 2011;
•	began mapping on a new Mississippian light oil play in Oklahoma; and
•
continued to negotiate a settlement with our former JV participant in Oklahoma culminating in an April 25, 2011 offer to purchase the assets owned by our bankrupt partner which was approved by the U.S. Bankruptcy Court in Delaware on May 17.

Our production volume averaged 8,649 boe/d for Q1 2011, up slightly from the final quarter of 2010.  Equal has experienced delays in getting wells on stream during Q4 2010 and into Q1 2011 putting us slightly behind our production expectations of 8,740 boe/d for Q1 2011.  We hired an experienced drilling and completions manager early in 2011 to help address our spud to on-stream cycle time and I am pleased to report a significant reduction in cycle time for the wells that were spud after February 2011.

During the first quarter of 2011, we continued our drilling program in our light oil resource plays by drilling 6 (4.8 net) wells in the Halkirk/Alliance Viking and 1 (1.0 net) well in the Lochend Cardium areas. Both of these light oil resource plays continue to meet our expectations and we are excited to continue drilling on these plays after spring break up.  Four of the Viking wells were on production by the end of the first quarter.  In addition to these 7 wells, we were drilling an additional Lochend Cardium well and an Oklahoma Hunton at the end of the first quarter.  The remaining two Viking wells, both Cardium wells and the Hunton well are now on production and current production has recovered, meeting our current production expectations.

We commenced a continuous drilling program in our Oklahoma Hunton play in late March 2011.  This was initiated after we resolved our farm-out issues with our bankrupt partner in Oklahoma.  The acquisition of the former joint venture participant’s assets will provide immediate and ongoing benefit to Equal.  This acquisition of working interests in common wells, operated by us is accretive on a per share basis to the Company’s shareholders in terms of cash flow, production, reserves and net asset value.  The purchase agreement is expected to close June 1, 2011 and be effective July 1, 2011.

The Company also re-financed a major $80 million debt maturity which was due at the end of 2011 by issuing $45 million in convertible debentures with the balance of the re-financing covered by our bank credit facility both of which have lower interest rates than the debt it replaced.  The re-financing of the $80 million significantly extended the term structure of the Company’s debt, lowered our interest cost and increased our financial flexibility.

	Three months ended March 31
Q1 2011 Financial and Operations Summary (in thousands except for volumes, percentages and per share and boe amounts)	2011	2010	Change
FINANCIAL
Oil, NGL and natural gas revenues including realized hedging	35,078	39,053	(10%)
Funds from operations	11,580	14,543	(20%)
Per share – basic and diluted ($)	0.42	0.67	(37%)
Loss	(3,382)	(3,705)	(9%)
Per share – basic and diluted ($)	(0.12)	(0.17)	(29%)
Total assets	386,376	417,082
Working capital (deficit) including long-term debt	(72,791)	(51,311)
Convertible debentures	80,336	119,660
Shareholders’ equity	165,337	(508,342)
SHARES OUTSTANDING
Shares outstanding – basic and diluted (000s)	27,724	21,712
Shares outstanding at period end (000s)	27,733	21,388
OPERATIONS
Average daily production
Oil (bbls per day)	2,567	2,477	4%
NGL (bbls per day)	2,324	2,422	(4%)
Gas (mcf per day)	22,545	27,647	(18%)
Total (boe per day)	8,649	9,507	(9%)
Average sales price
Oil ($ per bbl)	75.40	73.57	2%
NGL ($ per bbl)	47.52	46.56	2%
Gas ($ per mcf)	3.80	5.03	(24%)
Cash flow netback ($ per boe)
Revenue	45.06	45.65	(1%)
Royalties	9.33	10.05	(7%)
Production expenses	11.37	10.08	13%
Transportation expenses	0.56	0.68	(18%)
Operating netback	23.80	24.84	(4%)
General and administrative	5.46	4.31	27%
Cash interest expense	3.83	3.02	27%
Other cash costs	(0.37)	0.51	(182%)
Cash flow netback	14.88	17.00	(12%)

Equal Energy Ltd.’s complete unaudited, consolidated financial statements, accompanying notes and Management’s Discussion and Analysis for the quarter ended March 31, 2011 are available on Equal’s website at www.equalenergy.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

For further information please contact:
Dell Chapman                                                                                                Don Klapko
Chief Financial Officer                                                                                   President & CEO
(403) 538-3580 or (877) 263-0262                                                             (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 57 percent crude oil and natural gas liquids and 43 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Specific forward-looking statements included in this press release include comments related to the expected benefits and closing date of the Acquisition, the expected accretive nature of the Acquisition on Equal, the anticipated amount and use of net proceeds of the Offering, the expected closing date of the Offering and Equal’s 2011 expected operational and financial performance.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, uncertainty regarding approval by the Bankruptcy Court, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  Financial outlook information contained in this press release about prospective cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available.  Readers are cautioned that any such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.